UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

    ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-12454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.

333 East Broadway Avenue

Maryville, TN 37804

Exhibit index appears at page 15. This report contains a total of 16 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

Knoxville, Tennessee
June 28, 2017

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Company stock fund	$606,837	$1,154,549
Mutual funds	27,519,111	27,841,814
Common/collective trust	3,383,440	3,279,937
Total investments at fair value	31,509,388	32,276,300
Notes receivable from participants	1,142,440	1,217,222
Employer contributions receivable	95,341	104,726
Employee contributions receivable	–	7,824
Net assets available for benefits	$32,747,169	$33,606,072

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2016

Additions:
Investment income:
Net appreciation in fair value of investments	$1,356,480
Dividends	886,834
Interest	82,277
Other loan interest	44,301
Total investment income	2,369,892
Contributions:
Participant	3,004,920
Employer	307,059
Total contributions	3,311,979
Total additions	5,681,871

Deductions:
Distributions to participants	(6,409,708)
Administrative expenses	(131,066)
Total deductions	(6,540,774)
Decrease in net assets available for benefits	(858,903)
Net assets available for benefits at beginning of year	33,606,072
Net assets available for benefits at end of year	$32,747,169
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)     Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)      General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the "Company"), other than union employees, leased employees and highly compensated employees. Employees are eligible to participate in the Plan after six months of service and age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The general administration of the Plan is the responsibility of the Plan Committee (the "Committee") which consists of at least three persons appointed by the Company's Board of Directors.

(b)     Contributions

Participants may contribute up to 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and up to 10% of their annual compensation as after-tax contributions. Participants age 50 and older may contribute catch-up contributions. Participants alternatively can designate all or a portion of their contributions (including catch-up contributions) as Roth 401(k) contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2016, the Plan offered a selection of mutual funds and a stable return fund as investment options for participants. The Company will make matching contributions in an amount equal to a discretionary percentage to be determined by the Company. Matching contributions shall not be made with respect to a participant's deferrals that exceed the first four percent of the participant's annual compensation. Matching contributions may vary based on the percentage of a participant's deferral amount. No matching contributions are made on either catch-up contributions or after-tax contributions. Company contributions may be made in cash or in-kind, at the discretion of the Company. The maximum employee contribution to the Plan for the 2016 Plan year was $18,000.

(c)      Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and a pro rata allocation of the earnings and losses of the investment options, and charged with an allocation of administrative expenses, whether or not pro rata, in accordance with ERISA. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)      Vesting

Participants are immediately 100% vested in their own contributions.  Effective September 2015, Company contributions are immediately vested plus any earnings thereon.  Prior to that time, any Company contributions were vested over a three year period.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(e)      Payment of Benefits

On termination of service, whether due to death, disability, retirement, or otherwise, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash. A participant invested in the Company stock fund may request a distribution in-kind from that fund. The participant may withdraw at any time all or a portion of rollover amounts and after-tax contributions and related earnings. The participant may request a withdrawal of all or a portion of deferral amounts and catch-up contributions if able to demonstrate hardship.

(f)      Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, subject to reduction for certain prior outstanding loan balances, or 50% of their vested account balance at a reasonable rate of interest, currently prime plus one percent. The loans are secured by one-half of the balance in the participant's account. Loans outstanding at December 31, 2016 and 2015 had interest rates ranging from 4.25% to 9.50% with maturities through 2024.

(g)      Forfeited Accounts

At December 31, 2016 and 2015, forfeited nonvested accounts totaled $2,569 and $395 respectively. At December 31, 2016 and 2015, the Plan's net assets available for benefits included $61,357 and $65,994 of unclaimed checks that have been distributed to participants or former participants of the Plan. This balance of unclaimed checks is restricted and may not be used to pay certain administrative expenses or to reduce future employer contributions.

(2)       Summary of Significant Accounting Policies

(a)      Basis of Accounting

The accompanying financial statements of the Plan are presented under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b)      Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Accordingly, actual results may differ from those estimates.

(c)      Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Net appreciation (depreciation) in the fair value of investments is reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and unrealized gains and losses on investments held at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisitions costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(d)      Participant loans

Participant loans are valued at amortized cost. Amortized cost represents unpaid loan principal plus accrued interest at year end.

(e)      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(f)       Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with Plan assets.

(g)      Payment of Benefits

Benefits are recorded when paid.

(h)     Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management implemented ASU 2015-07 during the year ended December 31, 2016.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ended December 31, 2016 with early adoption permitted. Plan management implemented ASU 2015-12 during the year ended December 31, 2016.

(i)       Subsequent Events

The Plan has evaluated subsequent events and determined that no disclosure is necessary.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(3)     Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2     Inputs to the valuation methodology include:

●     Quoted prices for similar assets or liabilities in active markets;

●     Quoted prices for identical or similar assets or liabilities in inactive markets;

●     Inputs other than quoted prices that are observable for the asset or liability; and

●     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Company stock fund: Ruby Tuesday, Inc. common stock is valued on a unitized basis using the closing price reported on the active market.

Mutual funds: Stated at fair value based on quoted market prices on the last business day of the plan year.

Common/collective trust: Stated at fair value based on the net asset value of the underlying assets owned by the fund. The trust consists of a stable return fund that is composed primarily of fully benefit-responsive investment contracts. Net asset values are reported by the fund and are supported by the unit prices of actual purchases and sales transactions occurring as of or close to the financial statement date. Net asset value is a readily determinable fair value and is the basis for current transactions. The statements of net assets available for benefits present the fair value of the investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments:
Stable value fund	$ –	$ 3,383,440	$ –	$ 3,383,440
Ruby Tuesday, Inc. common stock	606,837	–	–	606,837
Mutual funds	27,519,111	–	–	27,519,111
Total investments	$ 28,125,948	$ 3,383,440	$ –	$ 31,509,388

	Fair Value Measurements at December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Stable value fund	$ –	$ 3,279,937	$ –	$ 3,279,937
Ruby Tuesday, Inc. common stock	1,154,549	–	–	1,154,549
Mutual funds	27,841,814	–	–	27,841,814
Total investments	$ 28,996,363	$ 3,279,937	$ –	$ 32,276,300

The Plan has $3,383,440 and $3,279,937 of investments in an alternative investment fund as of December 31, 2016 and 2015, respectively, which are reported at fair value. The Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. The investment has no unfunded commitments and is redeemable with a 12-month notification period at net asset value under the original terms of the partnership agreements and operations of the underlying fund. However, it is possible that these redemption rights may be restricted or eliminated by the fund in the future in accordance with the underlying fund agreement. Due to the nature of the investments held by the fund, changes in market conditions and the economic environment may significantly impact the net asset value of the fund and, consequently, the fair value of the Plan's interests in the fund. Furthermore, changes to the liquidity provisions of the fund may significantly impact the fair value of the Plan's interest in the fund.

Although a secondary market exists for the investment, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the fund were restricted or eliminated and the Plan were to sell the investment in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

There were no transfers within the fair value hierarchy in 2016 or 2015.

(4)      Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company's Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries in due course.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(5)      Income Tax Status

The Internal Revenue Service has determined and informed the Company by letters dated February 18, 2016, February 26, 2013, and March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2012.

(6)      Transactions with Parties In Interest

The Company stock fund invests in Company stock. At December 31, 2016 and 2015, this fund held 178,152 and 202,149 shares of Company stock, respectively, with market values of $593,316 or $3.33 per share and $1,122,512 or $5.55 per share, respectively. The Company stock fund also held $12,175 and $32,037 in the Wells Fargo Advantage Money Market Fund as of December 31, 2016 and 2015, respectively. On September 01, 2016, the Board of Directors of Ruby Tuesday, Inc. amended the Plan to freeze new investments into the Company stock fund and authorized liquidation of the Company stock fund on or about November 30, 2017.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $131,066 for the year ended December 31, 2016.

(7)      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the accompanying financial statements	$ 32,747,169	$ 33,606,072
Adjustment from fair value to contract value for common
collective trusts	–	16,400
Net assets available for benefits per Form 5500	$ 32,747,169	$ 33,622,472

The following is a reconciliation of investment income per the accompanying 2016 financial statements to Form 5500:

Total investment income per the accompanying financial statements	$2,369,892
Adjustment from fair value to contract value for common
collective trust	(16,400)
Total investment income per Form 5500	$2,353,492

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H, line 4i
EIN: 63-0475239
Plan Number 001
December 31, 2016
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund: **
Ruby Tuesday, Inc. common stock pool*	178,152 units of common stock	$–	$606,837
Mutual Funds:
Vanguard 500 Index Fund	17,505 shares of mutual fund	–	3,615,958
Goldman Sachs S/C Value Fund	55,065 shares of mutual fund	–	3,305,556
Vanguard Target Retirement 2040	103,005 shares of mutual fund	–	3,111,782
Vanguard Target Retirement 2030	88,964 shares of mutual fund	–	2,597,739
Prudential Total Return Bond Fund	177,569 shares of mutual fund	–	2,503,721
American Funds Capital World Growth Fund Class	50,482 shares of mutual fund	–	2,212,114
American Growth Fund of America Class	35,136 shares of mutual fund	–	1,477,478
Victory Sycamore Est Value	39,689 shares of mutual fund	–	1,435,943
Dodge & Cox International Stock Fund	29,720 shares of mutual fund	–	1,132,314
Prudential Jenn MC/ Growth Fund	29,240 shares of mutual fund	–	1,037,439
Vanguard Target Retirement 2050	32,475 shares of mutual fund	–	986,903
MFS Value Fund Class R6	21,822 shares of mutual fund	–	786,700
Vanguard Target Retirement 2010	23,159 shares of mutual fund	–	586,859
Vanguard Extend Market Index	6,873 shares of mutual fund	–	499,823
Clearbridge Small Cap Growth	15,734 shares of mutual fund	–	457,086
Vanguard Target Retirement 2020	15,524 shares of mutual fund	–	438,707
Oppenheimer Developing Market Fund	10,782 shares of mutual fund	–	344,577
Templeton Global Bond Fund	22,330 shares of mutual fund	–	267,066
Vanguard Target Retirement 2035	15,003 shares of mutual fund	–	266,154
Vanguard Target Retirement 2045	6,734 shares of mutual fund	–	127,208
Vanguard Target Retirement 2055	3,854 shares of mutual fund	–	126,851
Vanguard Target Retirement 2025	6,003 shares of mutual fund	–	98,153
Vanguard Target Retirement Fund	4,690 shares of mutual fund	–	60,085
Vanguard Target Retirement 2015	2,824 shares of mutual fund	–	40,980
Vanguard Target Retirement 2060	66 shares of mutual fund	–	1,915
Total Mutual Funds		–	27,519,111

Common/collective trust:
Stable Return Fund N*	63,361 shares of common/collective trust	–	3,383,440

Participant Loans***	Interest rates ranging from 4.25% to 9.50%	–	1,142,440
Total Assets		$–	$32,651,828

* Represents a party-in-interest

** Includes Wells Fargo Advantage Money Market balance of $12,175.

*** Cost of participant loans is $0 as indicated in the instructions for Form 5500.

See accompanying report of independent registered public accounting firm.

 SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Date: 6/28/17	/s/ Thomas A. Williams
Thomas A. Williams
Chairman, Plan Committee of the Ruby Tuesday, Inc.
Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number
23.1	Consent of KPMG LLP, Independent Registered	16
	Public Accounting Firm, dated June 28, 2017

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Participants and Plan Committee
Ruby Tuesday, Inc. Salary Deferral Plan:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated June 28, 2017 with respect to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Knoxville, Tennessee
June 28, 2017